THE MARION BANK

ANNUAL REPORT 2002

OHIO STATE BANCSHARES INC


THE MARION BANK

OHIO STATE BANCSHARES, INC.
Marion, Ohio

ANNUAL REPORT
December 31, 2002

OHIO STATE BANCSHARES, INC.

ANNUAL REPORT
December 31, 2002

TABLE OF CONTENTS

OHIO STATE BANCSHARES

FROM THE PRESIDENT:

This past year has been very productive. The Corporation closed 2002 with over $100 million in assets, which represents a 1-year increase of more than 14%, and net income climbed to $1,040,000, its highest level ever. 2002 was also our first full year with the expanded and renovated main office. This proved to be perfectly timed as the Corporation added several new faces. The past year was also very fruitful for our shareholders. Earnings per share for 2002 increased to $6.53 and return on shareholders' equity has increased to a very respectable 13.5%.

I would like to welcome 67 new shareholders along with giving a special thanks to all 548 shareholders for their generous support of this Corporation. In 2002, you made it possible for the successful and full subscription of a 44,000 share public offering. This new capital will be the building blocks of future growth, success and returns for our community, employees and shareholders.

I am very optimistic and aggressive about this Corporation's future. In 2003, we will set the groundwork for expansion. Plans are already developing to increase our exposure to the community while providing more comprehensive and innovative financial products. We are also going to do our part in beautifying downtown Marion. With an average annual growth rate of 15%, we have found it necessary to expand our main office again. Plans have already been approved for major renovations of the second floor which will add to the functionality of the building as well as the aesthetic value inside and out.

As always, if you have concerns, questions or just want to chat, my door is always open, and I look forward to seeing you soon.

Sincerely,

Gary E. Pendleton
President/CEO

111 South Main ◦ Marion, Ohio ◦ (740) 387-2265

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
As of or for the years ending December 31, (Dollars in 000's except per share data)

	2002	2001	2000	1999	1998
STATEMENT OF OPERATIONS DATA					
Total interest income	$ 6,369	$ 6,148	$ 5,631	$ 5,083	$ 4,187
Total interest expense	2,322	2,924	2,661	2,252	1,890
Net interest income	4,047	3,224	2,970	2,831	2,297
Provision for loan losses	435	336	365	446	230
Net interest income after provision for loan losses	3,612	2,888	2,605	2,385	2,067
Noninterest income	724	598	294	298	294
Noninterest expense	2,882	2,582	2,484	2,085	1,766
Income tax expense	414	251	86	138	170
Cumulative effect of accounting changes	--	--	--	24	--
Net income	$ 1,040	$ 653	$ 329	$ 436	$ 425
PER SHARE DATA:					
Basic and diluted earnings per common share	$ 6.53	$ 4.47	$ 2.26	$ 3.10	$ 3.51
Book value per share at year-end	53.78	42.57	37.89	34.37	33.21
Cash dividends per share	0.60	0.60	0.60	0.50	0.50
Number of shares used in earnings per share calculations	159,273	146,000	146,000	140,799	121,242
BALANCE SHEET DATA:					
Total assets	$ 104,733	$ 91,407	$ 73,040	$ 69,107	$ 60,740
Total securities	32,464	21,918	14,063	15,372	13,757
Total net loans	60,545	57,493	52,167	48,478	37,272
Allowance for loan losses	793	714	610	507	360
Total deposits	84,889	81,787	66,946	62,731	56,069
Borrowings	8,928	2,837	--	1,000	--
Shareholders' equity	10,219	6,215	5,532	5,017	4,191
OPERATING RATIOS:					
Total net loans to total deposits	71.32%	70.30%	77.92%	77.28%	66.47%
Total shareholders' equity to total assets	9.76	6.80	7.57	7.26	6.90
Average shareholders' equity to average assets	8.01	7.36	7.48	7.18	7.16
Return on average equity	13.49	10.99	6.28	9.18	11.17
Return on average assets	1.08	0.81	0.47	0.66	0.80
Dividend payout ratio	9.69	13.41	26.60	16.73	14.25
Total interest expense to interest income	36.46	47.55	47.26	44.30	45.14
Allowance for loan losses to total loans	1.29	1.23	1.16	1.03	0.96
Average assets	$ 96,248	$ 80,744	$ 70,108	$ 66,125	$ 53,185
Average shareholders' equity	7,707	5,942	5,244	4,748	3,808

Averages used herein, unless indicated otherwise, are based on daily averages.

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Ohio State Bancshares, Inc.
Marion, Ohio

We have audited the accompanying consolidated balance sheets of Ohio State Bancshares, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ohio State Bancshares, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Columbus, Ohio
January 30, 2003

OHIO STATE BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and due from financial institutions	$ 3,636,558	$ 3,698,341
Interest-earning demand deposits	2,135,048	2,613,055
Federal funds sold	1,661,000	1,891,000
Cash and cash equivalents	7,432,606	8,202,396
Interest-earning deposits	866,270	449,387
Securities available for sale	26,671,576	17,758,732
Securities held to maturity (fair value 2002 - $6,016,890; 2001 - $4,177,979)	5,792,660	4,159,220
Loans, net	60,544,867	57,493,391
Premises and equipment, net	1,358,832	1,469,560
Accrued interest receivable	607,688	526,682
Other assets	1,458,422	1,347,418
	$ 104,732,921	$ 91,406,786
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 6,813,332	$ 9,065,846
Interest-bearing	78,076,143	72,720,780
Total	84,889,475	81,786,626
Borrowings	8,928,208	2,836,963
Accrued interest payable	123,714	233,542
Other liabilities	572,438	334,646
Total liabilities	94,513,835	85,191,777
Shareholders' equity		
Common stock, $10.00 par value, 500,000 shares authorized; 190,000 and 146,000 shares issued and outstanding	1,900,000	1,460,000
Additional paid-in capital	5,045,227	2,652,709
Retained earnings	2,997,492	2,058,427
Accumulated other comprehensive income	276,367	43,873
Total shareholders' equity	10,219,086	6,215,009
	$ 104,732,921	$ 91,406,786

See accompanying notes to consolidated financial statements.

OHIO STATE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2002 and 2001

	2002	2001
Interest and dividend income		
Loans, including fees	$ 4,970,278	$ 5,009,636
Taxable securities	1,071,461	820,413
Nontaxable securities	255,841	198,909
Federal funds sold and other	71,799	118,749
Total interest and dividend income	6,369,379	6,147,707
Interest expense		
Deposits	2,075,345	2,846,959
Other borrowings	246,890	76,575
Total interest expense	2,322,235	2,923,534
Net interest income	4,047,144	3,224,173
Provision for loan losses	435,000	336,500
Net interest income after provision for loan losses	3,612,144	2,887,673
Noninterest income		
Fees for customer services	581,133	457,828
Gain on sale of loan	--	68,232
Net gains on sales or calls of securities	75,615	16,277
Other	66,907	55,413
Total noninterest income	723,655	597,750
Noninterest expense		
Salaries and employee benefits	1,389,848	1,210,910
Occupancy and equipment	516,543	494,918
Professional fees	139,914	185,404
Office supplies	126,812	123,578
Loan collection and repossessions	106,872	55,377
Advertising and public relations	93,919	87,793
Taxes, other than income	85,893	65,990
Credit card processing	82,525	65,676
Director expenses	51,513	49,796
Other	287,767	242,417
Total noninterest expense	2,881,606	2,581,859
Income before income taxes	1,454,193	903,564
Income tax expense	414,328	250,278
Net income	$ 1,039,865	$ 653,286
Basic and diluted earnings per share	$ 6.53	$ 4.47
Weighted average shares outstanding	159,273	146,000

See accompanying notes to consolidated financial statements.

OHIO STATE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, January 1, 2001	$ 1,460,000	$ 2,652,709	$ 1,492,711	$ (73,579)	$ 5,531,871
Comprehensive income:					
Net income			653,286		653,286
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effects				117,452	117,452
Total comprehensive income					770,738
Cash dividends declared ($0.60 per share)			(87,600)		(87,600)
Balance, December 31, 2001	1,460,000	2,652,709	2,058,427	43,873	6,215,009
Comprehensive income:					
Net income			1,039,865		1,039,865
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effects				232,494	232,494
Total comprehensive income					1,272,359
Proceeds from sale of 44,000 shares of common stock	440,000	2,528,965			2,968,965
Offering costs, including broker commissions		(136,447)			(136,447)
Cash dividends declared ($0.60 per share)			(100,800)		(100,800)
Balance, December 31, 2002	$ 1,900,000	$ 5,045,227	$ 2,997,492	$ 276,367	$ 10,219,086

See accompanying notes to consolidated financial statements.

OHIO STATE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income	$ 1,039,865	$ 653,286
Adjustment to reconcile net income to net cash from operating activities:		
Depreciation and amortization	211,712	201,645
Net amortization of securities	60,127	32,578
Provision for loan losses	435,000	336,500
Deferred taxes	(90,992)	58,055
Net realized gains on sales of securities	(75,615)	(16,277)
Gain on sale of loan	--	(68,232)
Federal Home Loan Bank stock dividends	(14,000)	(16,300)
Change in deferred loan costs	9,921	(14,032)
Change in accrued interest receivable	(81,006)	(34,584)
Change in accrued interest payable	(109,828)	(67,368)
Change in other assets and other liabilities	251,630	71,745
Net cash from operating activities	1,636,814	1,137,016
Cash flows from investing activities		
Securities available for sale		
Sales	3,720,728	1,509,770
Maturities, payments and calls	6,498,606	3,776,381
Purchases	(18,771,267)	(12,468,298)
Securities held to maturity		
Maturities and calls	202,000	--
Purchases	(1,835,377)	(500,000)
Loan sale proceeds	--	1,722,342
Loan originations and payments, net	(3,620,017)	(7,463,693)
Purchases of premises and equipment	(100,984)	(668,497)
Purchase of certificate of deposit	(396,105)	(444,717)
Purchase of bank owned life insurance	(30,000)	(698,000)
Net cash from investing activities	(14,332,416)	(15,234,712)
Cash flows from financing activities		
Net changes in deposits	3,102,849	14,841,094
Proceeds from advance of long-term borrowings	8,900,000	2,350,000
Principle repayments of long-term borrowings	(2,308,755)	(13,037)
Net changes in short-term borrowings	(500,000)	500,000
Cash dividends paid	(100,800)	(87,600)
Proceeds from sale of stock, net of offering costs	2,832,518	--
Net cash from financing activities	11,925,812	17,590,457
Net change in cash and cash equivalents	(769,790)	3,492,761
Beginning cash and cash equivalents	8,202,396	4,709,635
Ending cash and cash equivalents	$ 7,432,606	$ 8,202,396
Supplemental cash flow information:		
Interest paid	$ 2,432,063	$ 2,990,902
Income taxes paid	242,343	187,470
Supplemental noncash disclosures:		
Transfers from loans to other real estate owned and repossessions	$ 123,620	$ 160,494

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Ohio State Bancshares, Inc. ("OSB") and its wholly-owned subsidiary, The Marion Bank ("Bank"), together referred to as the Corporation. Intercompany transactions and balances are eliminated in consolidation.

Nature of Operations: The Corporation provides financial services through its main and branch office in Marion, Ohio. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold. The Corporation is primarily organized to operate in the banking industry. Substantially all revenues and services are derived from banking products and services in Marion County and contiguous counties. Accordingly, the Corporation's operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments and the status of contingencies are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents include cash, deposits with other financial institutions with maturities under 90 days and federal funds sold. Net cash flows are reported for loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as FHLB stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of net deferred loan costs and the allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan costs over the loan term. Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not received for a loan placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated generally on the straight-line method over asset useful lives. Maintenance and repairs are expensed and major improvements are capitalized.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Off-Balance Sheet Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amounts for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is not currently applicable since OSB has no potentially dilutive common shares.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the amount of dividends paid by the Bank to OSB or by OSB to shareholders. These restrictions pose no practical limit on the ability of the Bank or OSB to pay dividends at historical levels.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are now such matters that will have a material effect on the financial statements.

Restrictions on Cash: The Corporation was required to have $269,000 and $218,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year-end 2002 and 2001. These balances do not earn interest.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of shareholders' equity.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Corporation's financial condition or results of operations.

Reclassifications: Certain reclassifications have been made to the 2001 financial statements to be comparable to the 2002 presentation.

(Continued)

NOTE 2 - SECURITIES

Year-end securities are as follows.

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. Treasury	$ 100,831	$ 7,674	$ --	$ 108,505
U.S. government and federal agencies	7,976,371	189,449	(725)	8,165,095
Mortgage-backed	16,228,816	235,214	(5,041)	16,458,989
Corporate	1,452,881	115	(7,949)	1,445,047
Total debt securities	25,758,899	432,452	(13,715)	26,177,636
Other securities	493,940	--	--	493,940
Total	$ 26,252,839	$ 432,452	$ (13,715)	$ 26,671,576
	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held to maturity				
State and municipal	$ 5,792,660	$ 232,171	$ (7,941)	$ 6,016,890

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. Treasury	$ 99,978	$ 542	$ --	$ 100,520
U.S. government and federal agencies	11,233,019	133,398	(61,948)	11,304,469
Mortgage-backed	6,077,920	34,650	(40,167)	6,072,403
Total debt securities	17,410,917	168,590	(102,115)	17,477,392
Other securities	281,340	--	--	281,340
Total	$ 17,692,257	$ 168,590	$ (102,115)	$ 17,758,732
	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held to maturity				
State and municipal	$ 4,159,220	$ 78,354	$ (59,595)	$ 4,177,979

Sales of available for sale securities were as follows:

	2002	2001
Proceeds	$ 3,720,728	$ 1,509,770
Gross gains	65,655	11,211
Gross losses	6,624	--
Gross gains from calls	16,584	5,066

(Continued)

NOTE 2 – SECURITIES (Continued)

The amortized cost and estimated fair values of securities at year-end 2002, by expected maturity are shown below. Actual maturities may differ from expected maturities because certain borrowers may have the right to call or repay obligations without penalty.

	Available for sale		Held to Maturity	
	Amortized Cost	Fair Value	Carrying Value	Fair Value
Due in one year or less	$ 8,999,094	$ 9,097,040	$ 485,250	$ 490,493
Due from one to five years	11,369,295	11,595,764	976,396	1,038,221
Due from five to ten years	5,180,065	5,259,475	1,594,050	1,684,081
Due after ten years	210,445	225,357	2,736,964	2,804,095
Other securities	493,940	493,940	--	--
	$ 26,252,839	$ 26,671,576	$ 5,792,660	$ 6,016,890

Securities with carrying values of $9,707,000 and $9,425,000 at December 31, 2002 and 2001 were pledged to secure public deposits and for other purposes.

NOTE 3 - LOANS

Year-end loans were as follows.

	2002	2001
Commercial	$ 8,261,356	$ 8,539,061
Installment	23,107,796	23,759,858
Real estate	28,587,569	24,550,130
Credit card	791,877	758,579
Other	50,295	50,538
	60,798,893	57,658,166
Net deferred loan costs	539,292	549,213
Allowance for loan losses	(793,318)	(713,988)
	$ 60,544,867	$ 57,493,391

Activity in the allowance for loan losses was as follows.

	2002	2001
Beginning balance	$ 713,988	$ 609,753
Loans charged-off	(437,764)	(327,187)
Recoveries of previous charge-offs	82,094	94,922
Provision for loan losses	435,000	336,500
Ending balance	$ 793,318	$ 713,988

(Continued)

NOTE 3 - LOANS (Continued)

Impaired loans were as follows.

		2002
Year-end balance of impaired loans with allocated allowance	$	624,886
Amount of allowance allocated at year-end		31,244
Average balance of impaired loans		332,222
Interest income recognized during impairment		23,555
Cash-basis interest income recognized		--
Year-end balance of accrued interest on impaired loans		35,804

Impaired loans at year-end 2002 represent loans to a single borrower. Due to the collateral position of these loans, management has not placed these loans on nonaccrual status. Impaired loans at December 31, 2001 and for the period then ending were not material.

Nonperforming loans were as follows.

		2002		2001
Loans past due over 90 days still on accrual	$	706,505	$	167,839
Loans on nonaccrual		227,801		225,473

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows.

		2002		2001
Land	$	115,875	$	115,875
Building and improvements		1,041,208		1,012,345
Furniture, fixtures and equipment		1,431,528		1,361,143
Leasehold improvements		59,295		57,559
Total cost		2,647,906		2,546,922
Less accumulated depreciation		(1,289,074)		(1,077,362)
	$	1,358,832	$	1,469,560

The Bank's branch facility is leased under an operating lease. The lease term is for twenty years and expires in December of 2016. In December of the fifth (2001), tenth (2006) and fifteenth (2011) years of the lease, the rent shall be adjusted by 50% of the cumulative increase in the Consumer Price Index over the previous five years with a minimum of 5% increase and a maximum of 10% increase for any one five-year period. Total rental expense was $41,073 in 2002 and $38,748 in 2001. Minimum rental commitments under this noncancelable operating lease will remain at $41,073 annually through 2006, will be $43,127 for 2007, and will total $398,920 thereafter.

(Continued)

NOTE 5 - DEPOSITS

Year-end interest-bearing deposits were as follows.

	2002	2001
Demand	$ 24,904,333	$ 22,496,141
Savings	14,035,033	13,114,630
Time:		
In denominations under $100,000	26,446,520	24,330,652
In denominations of $100,000 or more	12,690,257	12,779,357
Total interest-bearing deposits	$ 78,076,143	$ 72,720,780

Scheduled maturities of time deposits were as follows.

2003	$ 17,922,476
2004	6,384,877
2005	6,952,169
2006	1,168,665
2007	6,308,675
Thereafter	399,915
	$ 39,136,777

Year-end stated maturities of certificates of deposit of $100,000 or more were as follows.

	2002	2001
Three months or less	$ 643,618	$ 2,830,437
Three through six months	2,311,781	1,931,969
Six through twelve months	4,338,263	6,438,388
Over twelve months	5,396,595	1,578,563
	$ 12,690,257	$ 12,779,357

NOTE 6 - BORROWINGS

Federal funds purchased, borrowings from the Federal Home Loan Bank of Cincinnati and a line of credit with a large national bank are financing arrangements used by the Corporation. Information concerning borrowings was as follows.

	2002	2001
Maximum month-end balance during the year	$ 9,029,000	$ 2,846,000
Average balance during the year	6,219,000	1,726,000
Average interest rate during the year	3.97%	4.44%

(Continued)

NOTE 6 - BORROWINGS (Continued)

Borrowings at year-end 2002 and 2001 were as follows.

	2002	2001
Short-term borrowing under line of credit of $1,500,000	$ --	$ 500,000
Fixed-rate FHLB advance, 3.77% due January 23, 2002	--	1,000,000
Convertible fixed-rate FHLB advance until January 24, 2002, 4.60%, due January 24, 2011	1,000,000	1,000,000
Mortgage-matched FHLB advance, 5.91%, maturity June 14, 2011	309,709	336,963
5 year constant monthly payment FHLB advance, 4.43%, maturity May 1, 2007	879,090	--
2.25 year fixed rate FHLB advance, 4.09% due July 23, 2004	1,000,000	--
5 year constant monthly payment FHLB advance, 4.33%, maturity May 1, 2007	439,409	--
4 year fixed rate FHLB advance, 4.90% due April 28, 2006	500,000	--
3 year fixed rate FHLB advance, 3.59% due July 22, 2005	1,500,000	--
3.5 year fixed rate FHLB advance, 3.99% due January 30, 2006	1,500,000	--
2 year fixed rate FHLB advance, 2.64% due August 13, 2004	500,000	--
2.25 year fixed rate FHLB advance, 2.89% due November 19, 2004	800,000	--
3.5 year fixed rate FHLB advance, 3.11% due April 3, 2006	500,000	--
	$ 8,928,208	$ 2,836,963

The interest rate on the convertible advance is fixed for a specific period of time, then convertible to a variable rate at the option of the FHLB. If the convertible option is exercised, the advance may be prepaid without penalty. The mortgage-matched advance requires monthly principal and interest payments.

Maturities of borrowings for the next five years and thereafter were:

Year ended December 31,	
2003	$ 311,315
2004	2,625,741
2005	1,840,840
2006	2,856,648
2007	147,161
Thereafter	1,146,503
	$ 8,928,208

The advances were collateralized by $12,053,000 and $3,830,000 of first lien mortgage loans under a blanket lien arrangement as well as the Bank's FHLB stock at year-end 2002 and 2001. As of December 31, 2002, the Bank has approximately $3,055,000 still available for future advances based upon eligible mortgage loans.

(Continued)

NOTE 7 - EMPLOYEE BENEFITS

The Corporation provides a profit sharing plan that covers substantially all employees. Eligible employees may contribute any percentage of their pre-tax compensation subject to maximum statutory limitations. The Corporation matches 100% of all employee contributions up to 4% of the participant's base compensation. In addition, the Corporation may make an additional discretionary contribution allocated to all eligible participants based on compensation. Expense was $20,300 and $22,500 for the years ended December 31, 2002 and 2001 related to the profit sharing plan.

The Corporation also provides a supplemental retirement plan for current and past officers. Benefits under the plan are based on the performance of life insurance contracts purchased by the Corporation. Upon retirement, participants receive 15 equal annual installments representing the cumulative increase in the cash surrender value of the related life insurance policy in excess of an opportunity cost, as defined in the plan, from the inception of the plan until retirement. Participants also receive the annual increase in cash surrender value in excess of the opportunity cost from retirement until death. The officers vest 10% annually. Expense related to this plan was $48,844 and $43,632 in 2002 and 2001 resulting in a liability of $147,472 and $98,628 at year-end 2002 and 2001. The cash surrender value of the life insurance was $1,376,375 and $1,298,495 at year-end 2002 and 2001 and was included in other assets.

NOTE 8 - INCOME TAXES

Income tax expense was as follows.

	2002	2001
Current	$ 505,320	$ 192,223
Deferred	(90,992)	58,055
	$ 414,328	$ 250,278

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following.

	2002	2001
Federal statutory rate times pretax income at 34%	$ 494,425	$ 307,212
Effect of:		
Tax exempt interest	(78,501)	(57,772)
Other, net	(1,596)	838
Total	$ 414,328	$ 250,278
Effective tax rate %	28.5%	27.7%

(Continued)

NOTE 8 - INCOME TAXES (Continued)

Year-end deferred tax assets and liabilities relate to the following items.

	2002	2001
Deferred tax assets		
Allowance for loan losses	$ 171,409	$ 153,102
Unrealized loss on securities available for sale	--	--
Deferred compensation	50,140	33,534
Deferred loan fees	2,993	--
Total deferred tax assets	224,542	186,636
Deferred tax liabilities		
Depreciation	(82,162)	(75,609)
Accrual to cash conversion	(230,958)	(302,758)
FHLB stock dividend	(37,264)	(32,504)
Unrealized gain on securities available for sale	(142,371)	(22,602)
Other	(10,324)	(2,923)
Total deferred tax liabilities	(503,079)	(436,396)
Net deferred tax liability	$ (278,537)	$ (249,760)

NOTE 9 - RELATED PARTIES

Loans to principal officers, directors, and their affiliates in 2002 were as follows.

Beginning balance	$ 812,138
New loans	812,562
Repayments	(642,643)
Ending balance	$ 982,057

Deposits from principal officers, directors, and their affiliates at year-end 2002 and 2001 were $3,889,000 and $5,426,000.

NOTE 10 - OFF-BALANCE-SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk of credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

(Continued)

NOTE 10 - OFF-BALANCE-SHEET ACTIVITIES (Continued)

Commitments to extend credit, primarily in the form of undisbursed portions of approved lines of credit, are principally variable rate commitments. The interest rates on these commitments ranged from 3.50% to 12.00% at year-end 2002 and 4.00% to 12.00% at year-end 2001. Outstanding commitments for credit cards had interest rates ranging from 10.25% to 17.90% at year-end 2002 and 12.00% to 17.90% at year-end 2001.

Year-end contractual amounts of financial instruments with off-balance-sheet risk were as follows.

	2002	2001
Commitments to extend credit	$ 4,553,000	$ 3,528,000
Credit card arrangements	2,503,000	2,589,000
Overdraft protection	832,000	824,000

NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair values of financial instruments at year-end were as follows.

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 7,432,606	$ 7,432,606	$ 8,202,396	$ 8,202,396
Interest-earning deposits	866,270	877,699	449,387	457,090
Securities available for sale	26,671,576	26,671,576	17,758,732	17,758,732
Securities held to maturity	5,792,660	6,016,890	4,159,220	4,177,979
Loans, net	60,544,867	61,566,878	57,493,391	58,065,202
Accrued interest receivable	607,688	607,688	526,682	526,682
Financial liabilities				
Demand and savings deposits	(45,752,698)	(45,752,698)	(44,676,617)	(44,676,617)
Time deposits	(39,136,777)	(39,898,641)	(37,110,009)	(37,944,744)
Other borrowings	(8,928,208)	(9,287,139)	(2,836,963)	(2,912,558)
Accrued interest payable	(123,714)	(123,714)	(233,542)	(233,542)

The estimated fair value approximates the carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. The fair value of other borrowings is based upon current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements and is considered nominal.

(Continued)

NOTE 12 - CAPITAL REQUIREMENTS, RESTRICTIONS ON RETAINED EARNINGS AND REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

At year-end 2002 and 2001, the Bank was categorized as well capitalized. No conditions or events have occurred subsequent to the latest notification by regulators that management believes would have changed the Bank's category. Actual capital levels for the Bank and minimum required were as follows.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
2002						
Total capital (to risk weighted assets)	$ 8,359	12.7%	$ 5,271	8.0%	$ 6,589	10.0%
Tier 1 capital (to risk weighted assets)	7,566	11.5	2,636	4.0	3,954	6.0
Tier 1 capital (to average assets)	7,566	7.3	4,134	4.0	5,167	5.0
2001						
Total capital (to risk weighted assets)	$ 7,192	11.9%	$ 4,846	8.0%	$ 6,058	10.0%
Tier 1 capital (to risk weighted assets)	6,478	10.7	2,423	4.0	3,635	6.0
Tier 1 capital (to average assets)	6,478	7.2	3,608	4.0	4,510	5.0

OSB's primary source of funds to pay dividends with is from cash balances at OSB and dividends received from the Bank. The payment of dividends by the Bank to OSB is subject to restrictions by its regulatory agency. These restrictions generally limit dividends to current and prior two years retained earnings as defined by the regulations. In addition, dividends may not reduce capital levels below the minimum regulatory requirements. Under the most restrictive dividend limitations described, approximately $1,770,000 is available to pay dividends to OSB.

Even though the Bank was categorized as well capitalized at year-end 2002 and 2001, the Board of Directors has found it necessary to raise additional capital to support future growth and expansion. For this reason, a public offering of 44,000 shares of OSB stock commenced in late July of 2002 and was completed in November of 2002.

(Continued)

NOTE 13 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows.

	2002	2001
Unrealized holding gains on available-for-sale securities	$ 427,877	$ 194,235
Reclassification adjustments for gains later recognized in income	(75,615)	(16,277)
Net unrealized gains and losses	352,262	177,958
Tax effect	(119,768)	(60,506)
Other comprehensive income	$ 232,494	$ 117,452

NOTE 14 - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

Condensed parent company only financial statements for OSB follows.

CONDENSED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
Assets		
Cash and cash equivalents	$ 2,321,961	$ 162,956
Investment in bank subsidiary	7,842,513	6,522,164
Other assets	54,612	29,889
Total assets	$ 10,219,086	$ 6,715,009
Liabilities and shareholders' equity		
Other borrowings	$ --	$ 500,000
Shareholders' equity	10,219,086	6,215,009
Total liabilities and shareholders' equity	$ 10,219,086	$ 6,715,009

(Continued)

NOTE 14 - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
Years ended December 31, 2002 and 2001

	2002	2001
Interest expense	$ 13,671	$ 3,496
Professional fees	7,655	17,007
Fees paid to The Marion Bank	46,740	--
Other expenses	4,647	3,385
Total expenses	72,713	23,888
Income (loss) before income tax and undistributed subsidiary income	(72,713)	(23,888)
Income tax benefit	24,722	8,122
Equity in undistributed subsidiary income	1,087,856	669,052
Net income	1,039,865	653,286
Other comprehensive income	232,494	117,452
Total comprehensive income	$ 1,272,359	$ 770,738

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income	$ 1,039,865	$ 653,286
Adjustments:		
Equity in undistributed subsidiary income	(1,087,856)	(669,052)
Change in other assets	(24,722)	(9,070)
Net cash from operating activities	(72,713)	(24,836)
Cash flows from investing activities		
Capital contribution to subsidiary	--	(800,000)
Net cash from investing activities	--	(800,000)
Cash flows from financing activities		
Proceeds from sale of stock, net of offering costs	2,832,518	--
Net changes in short-term borrowings	(500,000)	500,000
Dividends paid	(100,800)	(87,600)
Net cash from financing activities	2,231,718	412,400
Net change in cash and cash equivalents	2,159,005	(412,436)
Beginning cash and cash equivalents	162,956	575,392
Ending cash and cash equivalents	$ 2,321,961	$ 162,956

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In the following pages, management presents an analysis of Ohio State Bancshares, Inc.'s financial condition and results of operations as of and for the year ended December 31, 2002 as compared to the prior year. This discussion is designed to provide shareholders with a more comprehensive review of the operating results and financial position than could be obtained from an examination of the consolidated financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

When used in this discussion or future filings by the Corporation with the Securities and Exchange Commission, in the Corporation's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Corporation's financial performance and could cause the Corporation's actual results for future periods to differ materially from those anticipated or projected. The Corporation does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions, which may be made to any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

The Corporation is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on the liquidity, capital resources or operations except as discussed herein.

RESULTS OF OPERATIONS

Net income for the Corporation was $1,040,000 in 2002 or $387,000 more than the $653,000 earned in 2001. The primary reasons for the increase in earnings for 2002 was due to increases in net interest income of $823,000 and noninterest income of $126,000, partially offset by increases in noninterest expense of $300,000, provision for loan losses of $99,000 and income taxes of $164,000. Noninterest income increased as the result of a higher realization of customer service fees and gains from the sale or calls of securities. Noninterest expense grew as a result of operational expansions, higher salaries paid, and costs related to the collection of loans. A detailed discussion of the components of net interest income, provision for loan losses, and noninterest income and expenses is provided in the following sections.

(Continued)

NET INTEREST INCOME

Net interest income is the amount of interest earned on loans, securities, and other investments that exceeds the interest cost of deposits and other borrowings. Net interest income is affected by the volume and composition of earning assets and interest-bearing liabilities, as well as indirectly affected by noninterest-bearing liabilities and shareholders' equity totals. Additionally, the market level of interest rates and the resultant competitive rate decisions made by management can impact net interest income. Interest rates charged on loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. These factors are, in turn, affected by general economic conditions and other factors beyond the Corporation's control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters and the actions of the Board of Governors of the Federal Reserve System.

Net interest income increased $823,000 from 2001 to 2002. The increase was the result of higher average balances of interest-earning assets and a higher net interest margin. The net interest margin, which is net interest income divided by average earning assets, increased 24 basis points from 4.32% for 2001 to 4.56% for 2002. Leading to a higher net interest margin is an increase in net interest spread, which is the difference between the average yield of interest-earning assets to interest-bearing liabilities. This increase was the result of better pricing and asset/liability management combined with a declining interest rate environment for 2002 where Corporation interest-bearing liabilities repriced faster that its interest-earning assets.

Total interest income increased $221,000, or 3.61%, and was the result of a 19.29% increase in interest-earning assets, partially offset by a 104 basis point decrease in average yield. The decrease in average yield was effected by the lower interest rate environment of 2002 and also the result of a shortening of duration of interest earning assets. Management has intentionally increased liquidity and decreased the length of its securities portfolio to mitigate the impact if interest rates begin to increase. At year-end 2001, the Corporation had approximately $800,000 of its security portfolio maturing or repricing within one year compared to year-end 2002 where $11,300,000 was scheduled to mature or reprice within one year. A further discussion of the impact of changing interest rates and the tools management uses to assess this exposure is continued in this Annual Report under the heading Asset/Liability Management.

Total interest expense decreased $602,000, or 20.57%, in 2002. This was the result of a declining interest rate environment, where the average yield on interest-bearing liabilities dropped 146 basis points from 2001, partially offset by a 19.60% increase in average interest-bearing liabilities.

The following tables further illustrate the impact on net interest income from changes in average balances and yields of the Corporation's assets and liabilities.

(Continued)

Average Balance Sheets and Analysis of Net Interest Income for the Years Ended December 31,
(in thousands except percentages)

	2002 Average Balance	2002 Average Yield or Rate Paid	2002 Interest Earned or Paid	2001 Average Balance	2001 Average Yield or Rate Paid	2001 Interest Earned or Paid
ASSETS:						
Interest-Earning Assets:						
Federal funds sold	$ 1,780	1.61%	$ 29	$ 2,480	3.91%	$ 97
Interest-earning deposits	1,808	2.39	43	641	3.40	22
Taxable securities	21,798	4.97	1,071	13,700	6.02	820
Nontaxable securities	5,121	6.53	335	3,976	6.46	257
Loans	60,155	8.26	4,970	55,206	9.07	5,010
Total Interest-Earning Assets	90,662	7.13	6,448	76,003	8.17	6,206
Noninterest-Earning Assets:						
Cash and due from financial institutions	2,990			2,783		
Premises and equipment, net	1,429			1,298		
Accrued interest and other assets	1,946			1,333		
Less: Allowance for loan losses	(779)			(673)		
Total Noninterest-Earning Assets	5,586			4,741		
TOTAL ASSETS	$ 96,248			$ 80,744		
LIABILITIES AND SHAREHOLDERS' EQUITY:						
Interest-Bearing Liabilities:						
Demand deposits	$ 23,568	1.63	384	$ 18,702	2.74	512
Savings deposits	14,197	1.45	206	10,578	2.47	262
Time deposits:						
Under $100,000	28,980	4.25	1,231	27,633	5.80	1,601
$100,000 and over	7,420	3.42	254	8,572	5.51	472
Other borrowings	6,219	3.97	247	1,726	4.44	77
Total Interest-Bearing Liabilities	80,384	2.89	2,322	67,211	4.35	2,924
Noninterest-Bearing Liabilities:						
Demand deposits	7,541			7,033		
Accrued interest payable and other liabilities	616			558		
Total Noninterest-Bearing Liabilities	8,157			7,591		
TOTAL LIABILITIES	88,541			74,802		
TOTAL SHAREHOLDERS' EQUITY	7,707			5,942		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 96,248			$ 80,744		
NET INTEREST INCOME			$ 4,126			$ 3,282
NET INTEREST SPREAD		4.24%			3.82%	
NET YIELD ON INTEREST EARNING ASSETS		4.56%			4.32%	

(Continued)

Yields and amounts earned on loans include loan costs, net of loan fees and late charges of $29,000 for the year ended December 31, 2002, and $44,000 for the year ended December 31, 2001. Nonaccruing loans are included in the daily average loan amounts outstanding. Yields on nontaxable securities have been computed on a fully tax equivalent basis using a 34% tax rate. The historical amortized cost average balance of $21,579,000 for 2002 and $13,642,000 for 2001 was used to calculate yields for taxable securities. The average balance for securities represents the carrying value of securities. The net yield on interest-earning assets was computed by dividing net interest income by total interest-earning assets without the market value adjustment related to available-for-sale securities.

The following table presents the changes in the Corporation's interest income and interest expense resulting from changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities. Changes attributable to both rate and volume, which cannot be segregated, have been allocated in proportion to the changes due to rate and volume.

INTEREST RATES AND INTEREST DIFFERENTIAL

	2002 Compared to 2001 Increase/(Decrease)			2001 Compared to 2000 Increase/(Decrease)		
	(In thousands)					
	Total Change	Change due to Volume	Change due to Rate	Total Change	Change due to Volume	Change due to Rate
Interest-earning deposits	$ 21	$ 30	$ (9)	$ 22	$ 22	$ --
Federal funds sold	(68)	(22)	(46)	63	75	(12)
Taxable securities	251	414	(163)	127	135	(8)
Nontaxable securities (1)	78	75	3	1	18	(17)
Loans (2)	(40)	429	(469)	304	357	(53)
Total interest income	242	926	(684)	517	607	(90)
Demand deposits	(128)	112	(240)	48	128	(80)
Savings deposits	(56)	73	(129)	(43)	10	(53)
Time deposits <$100,000	(370)	75	(445)	278	266	12
Time deposits ≥$100,000	(218)	(57)	(161)	(51)	(15)	(36)
Other borrowings	170	179	(9)	31	52	(21)
Total interest expense	(602)	382	(984)	263	441	(178)
Net interest income	$ 844	$ 544	$ 300	$ 254	$ 166	$ 88

(1) Nontaxable income is adjusted to a fully tax equivalent basis using a 34% tax rate.

(2) Nonaccrual loan balances are included for purposes of computing the rate and volume effects although interest on these balances has been excluded.

(Continued)

ALLOWANCE AND PROVISION FOR LOAN LOSSES

The Corporation maintains an allowance for loan losses that management considers adequate to provide for probable incurred credit losses in the loan portfolio. A grading system is utilized for the commercial loan portfolio. The Loan Review Committee of the Board reviews the status of all credit relationships of $200,000 or more and assigns or reassigns grades based on a mathematical grading system. The grades indicate the risk level of the loans to the Corporation and loss allowances are, in part, established from this analysis. Management analyzes loans on an individual basis and classifies a loan as impaired when an analysis of the borrower's operating results and financial condition indicates that underlying cash flows are not adequate to meet the debt service requirements. Often this is associated with a delay or shortfall in payments of 60 days or more. Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one- to four-family residences, residential construction loans, consumer automobile, home equity and credit card loans with balances less than $100,000. The Corporation evaluates the remaining loan portfolio and establishes loss allowances based on historical loan loss data, which the Corporation has been accumulating since its inception, as well as anticipated credit losses. At year-end 2002, the allowance had a balance of $793,318, or 1.29% of total loans, compared to $713,988, or 1.23% of total loans, at year-end 2001. The provision for loan losses was $435,000 for the year ended December 31, 2002, compared to $336,500 for the year ended December 31, 2001. The increase in provision was the result of a higher volume of collection activities and charge-offs along with specific provisions made for impaired loans outstanding at year-end 2002.

The following table sets forth the amount of loans that were on nonaccrual status, were past due 90 days or more (in payment of interest or principal), or were impaired.

	Nonaccrual, Past Due and Impaired Loans at December 31,	
	2002	2001
	(In thousands)	
Nonaccrual loans not included in impaired loans	$ 228	$ 225
Loans past due 90 days or more, excluding nonaccrual and impaired loans	82	168
Impaired loans	625	--
Total	$ 935	$ 393

The Corporation's policy for placing loans on nonaccrual status is that the Corporation will not accrue interest income on loans that are contractually past due as to principal or interest by 90 days, unless collection is reasonably assured. Management has put installment loans on nonaccrual if informed of any bankruptcy activity by the borrower. This resulted in many loans being placed on nonaccrual status that were still performing as agreed. This policy is conservative in identifying potential problem loans.

Watchlist loans include the majority of loans 90 days or more delinquent, all commercial loans with an internal loan grade of substandard or less, and all nonaccrual loans. Additionally, loan officers may request a loan be added to the watchlist if they suspect repayment problems may arise and feel the need for frequent reviews. Watchlist loans that were not reported above as nonaccrual, delinquent or impaired had balances at December 31, 2002 of $949,000 and $162,000 at December 31, 2001.

(Continued)

The following table shows activity in the allowance for loan losses and pertinent ratios during the years indicated.

	2002	2001
	(in thousands)	
Allowance for loan losses:		
Balance at beginning of period	$ 714	$ 610
Loans charged-off:		
Commercial	(110)	--
Real estate	--	--
Installment	(328)	(327)
Total loans charged-off:	(438)	(327)
Recoveries of loans previously charged-off:		
Commercial	2	--
Real estate	--	--
Installment	80	95
Total loan recoveries	82	95
Net loans charged-off	(356)	(232)
Provision for loan losses	435	336
Balance at end of period	$ 793	$ 714

Ratios:	2002	2001
Net loans charged-off to average loans	0.59%	0.42%
Net loans charged-off to total loans at end of period	0.58	0.40
Allowance for loan losses to average loans	1.32	1.29
Allowance for loan losses to total loans at end of period	1.29	1.23
Net loans charged-off to allowance for loan losses at end of period	44.81	32.53
Net loans charged-off to provision for loan losses	81.76	69.02
Allowance for loan losses to nonperforming loans (1)	84.91	181.55

(1) Nonperforming loans consist of nonaccrual loans, loans past due 90 days or more and still accruing interest, and impaired loans.

The following schedule is a breakdown of the allowance for loan losses allocated by type of loan.

	Allowance Amount	Percentage of Loans in Each Category to Total Loans	Allowance Amount	Percentage of Loans in Each Category to Total Loans
	December 31, 2002		December 31, 2001	
Commercial	$ 45,455	13.59%	$ 38,157	14.81%
Real Estate	86,179	47.02	45,918	42.58
Installment	494,160	38.01	534,056	41.21
Credit Cards	42,484	1.30	20,967	1.32
Other	--	0.08	--	0.08
Unallocated	125,040	N/A	74,890	N/A
Total	$ 793,318	100.00%	$ 713,988	100.00%

(Continued)

NONINTEREST INCOME

Noninterest income increased from $598,000 in 2001 to $724,000 in 2002, a $126,000, or 21.06% increase. Absent the one-time gain on the sale of a loan in 2001, noninterest income increased $194,000, or 32.44%. Noninterest income consists of fees on deposits and checking accounts, fees on other services and gains resulting from the sale of loans or securities. $123,000 of this increase relates to fees for customer services and is the result of more transaction type deposit accounts and the continued success of the Bounce Protection program. This program allows all checking customers to overdraw their accounts from $200 to $500, based upon the type of account, without getting checks returned. The Bounce Protection program has resulted in customers overdrafting more checks. Also contributing to the increase in noninterest income is a $60,000 increase from gains on sales or calls of securities. Management redistributed its securities portfolio selling off longer bonds for shorter ones as part of its asset/liability strategy.

NONINTEREST EXPENSE

Noninterest expense increased $300,000, or 11.61%, in 2002 as compared to the previous year. Contributing to higher noninterest expenses were increases in salaries and employee benefits of $179,000, or 14.78%, and an increase in loan collection costs of $52,000, or 92.99%. The increase in salaries and employee benefits is the result of an increase in full-time equivalent employees, from 28 to 31 throughout 2002, including the addition of two middle management positions, along with higher executive bonuses tied to increased profitability of the Corporation. The increase in loan collection costs is the result of a higher number of personal bankruptcy filings and commercial loan collections, both of which resulted in higher attorney fees. In general, all other increases in noninterest expenses are the direct result of the Bank's asset growth and expanded operations with the exception of professional fees. Professional fees decreased $45,000, or 24.54%, due to the addition of middle management positions and further training of executive management that has resulted in less outsourcing of activities and less professional consultation.

FINANCIAL CONDITION

TOTAL ASSETS

Total assets grew from $91,407,000 on December 31, 2001 to $104,733,000 on December 31, 2002, a $13,326,000, or 14.58% increase. Most of the growth came from a $10,546,000, or 48.12% increase in securities and a $3,052,000, or 5.31% increase in loans. This growth was funded by a net increase in deposits and other borrowings of $9,194,000, or 10.86%, and approximately $2,833,000 of net proceeds from the sale of common stock.

LOANS

Total net loans increased 5.31% from $57,493,000 on December 31, 2001 to $60,545,000 on December 31, 2002. Real estate loans increased $4,037,000, or 16.45%. Installment loans decreased $652,000, or 2.74%. Commercial loans decreased $278,000, or $3.25%. The decrease in installment and commercial loans along with the increases in real estate loans was due to general market conditions in 2002. Incentives from auto manufacturers decreased the loan activity for used cars and practically eliminated new car opportunities for the Corporation while real estate activity in the area remained strong.

(Continued)

The Corporation's loan portfolio consists primarily of commercial, installment loans (loans to individual consumers for automobile, family and other personal expenses) and real estate loans. These categories accounted for approximately 14%, 38%, and 47% of the Corporation's total loan portfolio on December 31, 2002. The Corporation's present policy regarding diversity in the loan portfolio is based on local economic conditions, competitive forces, supply of funds and indicators in order to optimize income.

With certain exceptions, the Bank is permitted under applicable law to make loans to individual borrowers in aggregate amounts of up to 15% of the Bank's total capital. As of December 31, 2002, the lending limit for the Bank was approximately $1,254,000. The Bank would sell participations in its loans where necessary to stay within legal lending limits.

The following is a schedule of contractual maturities of fixed and variable rate loans, rounded to the nearest thousand, as of December 31, 2002.

(In thousands)

	One Year or Less	One Through Five Years	After Five Years	Total
Real Estate				
Fixed Rate	$ 465	$ 1,018	$ 1,854	$ 3,337
Variable Rate	2,152	2,188	20,911	25,251
Total Real Estate	2,617	3,206	22,765	28,588
Commercial				
Fixed Rate	313	1,949	62	2,324
Variable Rate	2,861	796	2,280	5,937
Total Commercial	3,174	2,745	2,342	8,261
Installment				
Fixed Rate	759	20,233	1,971	22,963
Variable Rate	85	60	--	145
Total Installment	844	20,293	1,971	23,108
Credit Cards				
Fixed Rate	--	--	--	--
Variable Rate	792	--	--	792
Total Credit Card	792	--	--	792
Other				
Fixed Rate	--	--	--	--
Variable Rate	50	--	--	50
Total Other	50	--	--	50
Total All Loans	$ 7,477	$ 26,244	$ 27,078	$ 60,799
Fixed Rate	$ 1,537	$ 23,200	$ 3,887	$ 28,624
Variable	5,940	3,044	23,191	32,175

(Continued)

SECURITIES

In order to maintain appropriate assets to meet the Corporation's liquidity needs, asset/liability management requirements, and as a general source of income, the Corporation purchases U.S. Treasury securities, U.S. government and federal agency securities, mortgage-backed securities, state and municipal securities, and corporate debt securities.

Securities available for sale and securities held to maturity increased $10,546,000, or 48.12%. Contributing to this increase was the purchase of $5,500,000 in securities leveraged entirely with Federal Home Loan Bank borrowings. This opportunity was created by market conditions that provided an attractive interest rate spread between borrowing rates and investment securities. Other increases in the securities portfolio are the result of an increase in deposits that were greater than the current demand for loans.

The following tables summarize the amounts and distribution of the Corporation's securities and the weighted average yields as of December 31, 2002 and 2001.

	2002			2001		
	Amortized Cost	Fair Value	Average Yield	Amortized Cost	Fair Value	Average Yield
AVAILABLE FOR SALE			(Dollars in thousands)			
U.S. Treasury:						
Less than one year	$ --	$ --		$ 100	$ 101	6.35%
Over 5 years through 10 years	101	109	4.88%	--	--	
Total U.S. Treasury	101	109	4.88	100	101	6.35
U.S. Government and Federal Agencies:						
Less than one year	1,984	2,016	4.28	--	--	
Over 1 year through 5 years	2,515	2,615	5.65	4,862	4,936	4.50
Over 5 years through 10 years	3,274	3,332	5.60	5,315	5,332	6.20
Over 10 years	203	202	6.15	1,056	1,037	5.68
Total U.S. Government and Federal Agencies	7,976	8,165	5.30	11,233	11,305	5.42
Corporate Debt Securities:						
Less than one year	654	653	2.85	--	--	
Over 1 year through 5 years	799	792	4.36	--	--	
Total Corporate Securities	1,453	1,445	3.68	--	--	
Mortgage-Backed Securities	16,229	16,459	4.43	6,078	6,072	5.68
Other Securities	494	494	3.88	281	281	6.68
Total Securities Available for Sale	$ 26,253	$ 26,672	4.64 %	$ 17,692	$ 17,759	5.53%
HELD TO MATURITY						
States and Municipals						
Less than one year	$ 250	$ 251	2.40%	$ --	$ --	
Over 1 year through 5 years	134	145	5.23	--	--	
Over 5 years through 10 years	1,717	1,817	4.91	1,509	1,578	5.32%
Over 10 years	3,692	3,804	4.95	2,650	2,600	5.08
Total Held to maturity	$ 5,793	$ 6,017	4.83%	$ 4,159	$ 4,178	5.16%

(Continued)

The weighted average interest rates are based on coupon rates for securities purchased at par value and on effective interest rates considering amortization or accretion if the securities were purchased at a premium or discount. The weighted average yield on tax-exempt obligations has not been determined on a tax equivalent basis. Other securities consist of Federal Home Loan Bank and Great Lakes Bankers' Bank stock that bear no stated maturities. Available for sale yields are based on amortized cost balances.

FUNDING

Deposits are the Corporation's primary source of funds. The Corporation can obtain additional funds when needed through the overnight purchase of federal funds, obtaining advances from the Federal Home Loan Bank, or through a $1,500,000 open-end line of credit with a large national bank. At times, when the Corporation has more funds than it needs for adequate liquidity, it increases investment in securities, sells federal funds to other financial institutions or places funds in short-term certificates of deposit with other financial institutions. The distribution of the Corporation's deposits and borrowings in terms of maturity and applicable interest rates is a primary determinant of the Corporation's cost of funds. Most accounts are not subject to interest rate limitations and, therefore, tend to reflect current market rates of interest available to depositors at a given time. At December 31, 2002, the aggregate amount of interest-bearing deposits and interest bearing borrowings was 92.74% of the total source of funds. The Corporation does not have any foreign deposits, nor does it have any material concentration of deposits.

Total deposits increased $3,102,000, a 3.79% increase. The primary reason for the deposit growth was the opening of new accounts due to continuing exposure in the local community and current market conditions. Noninterest-bearing demand accounts decreased from $9,066,000 on December 31, 2001 to $6,813,000 on December 31, 2002. Interest-bearing demand deposits increased $2,408,000, or 10.70%, from $22,496,000 at year-end 2001 to $24,904,000 at year-end 2002. Savings account balances increased 7.02% from $13,115,000 on December 31, 2001 to $14,035,000 on December 31, 2002. Certificates of deposit increased from $37,110,000 at the end of 2001 to $39,137,000 at the end of 2002, a 5.46% increase.

Other borrowings increased $6,091,000 from year-end 2001 to 2002. $5,500,000 of this increase was due to the leveraged purchase of securities as discussed in the previous section. For more information to these borrowings see Note 6 of the 2002 consolidated financial statements.

ASSET/LIABILITY MANAGEMENT

Asset/liability management includes gap measurement that determines, over various time periods, interest-earning assets and interest-bearing liabilities which are due to reprice at current market rates. A financial institution will have a negative interest rate sensitivity gap for a given period of time if the amount of its interest-bearing liabilities maturing or repricing within that period is greater than the total of the interest-earning assets maturing or repricing within the same period. When interest rates increase, financial institutions with a negative interest rate sensitivity gap will be more likely to experience increases in the cost of their liabilities faster than the corresponding yields generated by their earning assets. Following the same concept, as interest rates decrease, the cost of funds of financial institutions with a negative interest-rate sensitivity gap usually will decrease more rapidly than the yields on the earning assets. As a general rule, the same changes in interest rates will usually have the opposite effect on financial institutions structured with a positive interest-rate sensitivity gap.

(Continued)

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2002, which are scheduled to reprice or mature in each of the indicated time periods. Except as noted, the amount of assets and liabilities that reprice or mature during a particular period were calculated in relation to the actual contractual terms of the asset or liability. Because of this limitation, certain assets and liabilities depicted as maturing or repricing within a specific period may in fact mature or reprice at other times and at different volumes.

Interest Rate Sensitivity Gap as of December 31, 2002 (in thousands)

	0-3 Months	3-12 Months	One Through Five Years	Over Five Years	Total
Assets					
Loans (1)	$ 9,979	$ 6,000	$ 39,396	$ 5,424	$ 60,799
Securities (2)	5,346	5,990	11,213	9,915	32,464
Interest-earning deposits	2,235	298	468	--	3,001
Federal funds sold	1,661	--	--	--	1,661
Rate sensitive assets (RSA)	19,221	12,288	51,077	15,339	97,925
Liabilities					
Interest-bearing demand (3)	19,923	4,981	--	--	24,904
Savings (3)	11,228	2,807	--	--	14,035
Time deposits	3,809	14,113	20,815	400	39,137
Other borrowings	77	234	7,471	1,146	8,928
Rate sensitive liabilities (RSL)	35,037	22,135	28,286	1,546	87,004
Period gap (4)	$ (15,816)	$ (9,847)	$ 22,791	$ 13,793	$ 10,921
Cumulative gap	$ (15,816)	$ (25,663)	$ (2,872)	$ 10,921	
Percentage of RSA	(16.15)%	(26.21)%	(2.93)%	11.15%	

(1) Loans are assumed to adjust based on their contractual terms, with no assumptions as to prepayments. Loans are presented gross and do not include net deferred loan costs and the allowance for loan losses.
(2) Securities are assumed to adjust based on their expected life. Maturities may be shortened due to early calls or faster prepayment speeds based on interest rates that existed at year-end. Securities also include Federal Home Loan Bank stock and Great Lakes Bankers' Bank stock that have no stated maturities and have been included in the over five years category.
(3) Management has included 80% of these accounts in the 0-3 month time category and 20% in the 3-12 month category based on past experience with rate adjustments on these accounts.
(4) Gap is defined as rate sensitive assets less rate sensitive liabilities and may be expressed in dollars or as a percentage.

Another tool used for asset/liability management is interest rate shock simulation. These simulations attempt to measure the effect on the Corporation's net interest income that a parallel change in interest rates could have. The simulation is dependent on a significant amount of data related to the Corporation's interest-earning assets and interest-bearing liabilities portfolios and numerous assumptions. Since the assumptions used in this simulation are based on market projections and are continuously revised and updated, the results should not be relied upon as being indicative of actual results. Instead, the results are compared over a period of time and represent a general level of exposure of the Corporation to interest rate fluctuations. Below are the summary results of the potential change in net interest income as the result of a parallel change in interest rates up and down 100 and 200 basis points. Board approved asset/liability guidelines set a maximum percentage change of 5% and 10% for a 100 basis point and a 200 basis point shift in rates.

(Continued)

	Year-end 2002	Year-end 2001
1-year Net Interest Income Change		
+200 Basis points	(7.0)%	(9.7)%
+100 Basis points	(2.1)%	(4.8)%
-100 Basis points	1.0%	3.3%
-200 Basis points	3.9%	6.9%

CAPITAL RESOURCES

Shareholders' equity totaled $6,215,000 on December 31, 2001 compared to $10,219,000 on December 31, 2002. At December 31, 2001 and December 31, 2002, the ratio of shareholders' equity to assets was 6.80% and 9.76%.

Under "Prompt Corrective Action" regulations that impact the Bank, the FDIC has defined five categories of capitalization (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically under capitalized). The Bank meets the "well capitalized" definition which requires a total risk-based capital ratio of at least 10%, a Tier 1 risk-based ratio of at least 6%, and a leverage ratio of at least 5%. For further discussion of capital ratios, capital resources, and events that could affect the Company's ability to pay dividends, see Note 12 of the 2002 consolidated financial statements.

Even though the Bank was categorized as well capitalized at year-end 2002 and 2001, the Board of Directors has found it necessary to raise additional capital to support future growth and expansion. For this reason, a public offering of 44,000 shares of OSB stock commenced in late July of 2002 and was completed in November of 2002. Important information relating to this offering can be found throughout this Annual Report and as part of the offering materials. The offering materials, which included a prospectus, can be found as part of a filing with the Securities and Exchange Commission on July 19, 2002 at www.sec.gov.

LIQUIDITY

Liquidity management focuses on the Corporation's ability to have funds available to meet the loan and depository transaction needs of its customers and the Corporation's other financial commitments. Cash and cash equivalent assets totaled $8,202,000 at year-end 2001 and $7,433,000 at year-end 2002. These assets provide the primary source of funds for loan demand and deposit balance fluctuations. Additional sources of liquidity are securities classified as available for sale, access to Federal Home Loan Bank advances and agreements with correspondent banks for buying and selling Federal Funds. The fair value of securities classified as available for sale was $17,759,000 and $26,672,000 as of December 31, 2001 and December 31, 2002. The Corporation has approximately $3,055,000 and $1,500,000 available as a line of credit with the Federal Home Loan Bank and Huntington National Bank at year-end 2002.

An additional measure of liquidity is the amount of loans carried in relation to total deposits. Lower ratios can indicate greater liquidity. Management's goal is to maintain a loan to deposit ratio of approximately 80%, or great enough to maximize the earnings potential of the Corporation while maintaining adequate liquidity levels. The loan to deposit ratio on December 31, 2002 was 71.32%, up from 70.30% on December 31, 2001. For a detailed analysis of Corporation's sources and uses of cash, refer to the 2002 Consolidated Statements of Cash Flows.

(Continued)

IMPACT OF INFLATION

The Corporation's balance sheet is typical of financial institutions and reflects a net positive monetary position whereby monetary assets exceed monetary liabilities. Monetary assets and liabilities are those which can be converted to a fixed number of dollars and include cash assets, securities, loans, money market instruments, deposits and borrowed funds.

During periods of inflation, a net positive monetary position may result in an overall decline in purchasing power of an entity. No clear evidence exists of a relationship between the purchasing power of an entity's net positive monetary position and its future earnings. Moreover, the Corporation's ability to preserve the purchasing power of its net positive monetary position will be partly influenced by the effectiveness of its asset/liability management program. Management does not believe that the effect of inflation on its nonmonetary assets (primarily bank premises and equipment) is material as such assets are not held for resale and significant disposals are not anticipated.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The common stock of the Corporation trades infrequently and is not traded on any established securities market. Parties interested in buying or selling the Corporation's stock are generally referred to Community Banc Investments, New Concord, Ohio (CBI).

For 2002 and 2001, bid and ask quotations were obtained from CBI, which handles a limited amount of the Corporation's stock transactions. The quotations are inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

2002	Low Bid	High Bid	Low Ask	High Ask
1st Qtr.	$ 62.00	$ 62.00	$ 64.00	$ 64.00
2nd Qtr.	62.00	64.00	64.00	64.00
3rd Qtr.	64.00	66.00	67.00	69.00
4th Qtr.	66.00	69.00	69.00	72.00
2001				
1st Qtr.	$ 55.00	$ 55.00	$ 57.00	$ 57.00
2nd Qtr.	55.00	57.50	57.00	59.50
3rd Qtr.	57.50	57.50	59.50	59.50
4th Qtr.	57.50	62.00	59.50	64.00

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Corporation's stock, these prices may not reflect the prices at which the stock would trade in an active market.

The Corporation has 500,000 authorized and 190,000 outstanding shares of common stock held by approximately 548 shareholders as of December 31, 2002. The Corporation paid cash dividends of $0.30 per share in June and December of 2002 and 2001, resulting in a total amount of $0.60 per share in 2002 and 2001.

BOARD OF DIRECTORS (1)

Fred K. White - Chairman	Retired, Division Manager, Ohio Edison Real Estate Sales, HER Kinney Properties Marion, Ohio
Gary E. Pendleton	President and CEO, The Marion Bank Marion, Ohio
Samuel J. Birnbaum	Retired director of Real Estate, Lodgekeeper, Inc. Prospect, Ohio
Lois J. Fisher	Real Estate Developer Marion, Ohio
Theodore L. Graham	Managing Partner, Graham Investment Co. Marion, Ohio
Lloyd L. Johnston	Chairman of the Board, Johnston Supply Company Marion, Ohio
F. Winton Lackey	Single Source Packaging, Vice Chairman Marion, Ohio
Thurman R. Mathews	Owner, Mathews-Kennedy Ford/ Lincoln Mercury Marion, Ohio
Peter B. Miller	Owner, Pete Miller, Inc. Marion, Ohio
John D. Owens	Retired Owner, Owens Electric Marion, Ohio

(1) All are Directors of Ohio State Bancshares, Inc. and The Marion Bank

OHIO STATE BANCSHARES, INC.

EXECUTIVE OFFICERS

Fred K. White, Chairman of the Board
Gary E. Pendleton, President and Treasurer
Cynthia L. Sparling, Secretary
Todd M. Wanner, Chief Financial Officer

THE MARION BANK

EXECUTIVE OFFICERS

Gary E. Pendleton, President and Chief Executive Officer
Steven M. Strine, Senior Vice President and Chief Lending Officer
Cynthia L. Sparling, Senior Vice President and Chief Operations Officer
Todd M. Wanner, Vice President and Chief Financial Officer

TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT

The Marion Bank
111 South Main Street
Marion, Ohio 43302
(740) 387-2265

ANNUAL MEETING

The annual shareholders' meeting will be held April 17, 2003, at 5 p.m. in the main office of The Marion Bank, 111 South Main Street, Marion, Ohio.

FORM 10-KSB

A copy of Ohio State Bancshares, Inc.'s 2002 annual report on Form 10-KSB filed with the Securities and Exchange Commission is available upon written request to shareholders without charge. To obtain a copy, direct your written request to Todd M. Wanner, 111 South Main Street, Marion, Ohio 43302.

THE MARION BANK

Member F.D.I.C.

111 South Main Street 220 Richland Road
Marion, Ohio 43302
387-BANK or 387-2265

HOMETOWN VALUES YOU CAN BANK ON.